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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

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                           GROWTH HOTEL INVESTORS II,
                        a California Limited Partnership
                           (Name of Subject Company)

                                DEVON ASSOCIATES
                                    (Bidder)

                       LIMITED PARTNERSHIP ASSIGNEE UNITS
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                            -----------------------

      Michael L. Ashner                                      Copy to:
      Devon Associates                                    Mark I. Fisher
   100 Jericho Quadrangle                                Rosenman & Colin
          Suite 214                                     575 Madison Avenue
Jericho, New York  11735-2717                     New York, New York  10022-2585
       (516) 822-0022                                     (212) 940-8877

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

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            Transaction                                         Amount of
            Valuation*                                          Filing Fee
            -----------                                         ----------
            $15,750,000                                           $3,150

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   *For purposes of calculating the filing fee only.  This amount assumes the purchase of 21,000 Limited Partnership Assignee Units ("Units") of the subject company for $750 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        Devon Associates


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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

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3.     SEC Use Only



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4.     Sources of Funds (See Instructions)

                        WC; OO

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5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(e) of 2(f)

                                                                             [ ]

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6.     Citizenship or Place of Organization

                        New York

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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        1 Unit

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8.     Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
       (See Instructions)

                                                                             [ ]

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9.     Percent of Class Represented by Amount in Row (7)

                        Less than 1%

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10.    Type of Reporting Person (See Instructions)

                        PN




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Item 1.          Security and Subject Company.

                 (a) The name of the subject company is Growth Hotel Investors II, a California limited partnership (the "Partnership"), which has its principal executive offices at One Insignia Financial Plaza, Greenville, South Carolina 29602.

                 (b) This Schedule relates to the offer by Devon Associates, a New York general partnership (the "Purchaser"), to purchase up to 21,000 outstanding Limited Partnership Assignee Units ("Units") of the Partnership at $750 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The number of Units outstanding is set forth under "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

                 (c)  The information set forth under "THE TENDER OFFER --
Section 13. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 2.          Identity and Background.

                 (a)-(d) The information set forth under "INTRODUCTION", "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" and
Schedule 1 of the Offer to Purchase is incorporated herein by reference.

                 (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons





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listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

                 (g) The information set forth in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 3.          Past Contracts, Transactions or Negotiations with the Subject
                 Company.


                 (a)  The information set forth in "THE TENDER OFFER -- Section
10. Conflicts of Interest and Transactions with Affiliates" and "THE TENDER OFFER -- Section 13. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

                 (b)  The information set forth in "THE TENDER OFFER -- Section
13. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.





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Item 4.          Source and Amount of Funds or Other Consideration.

                 (a)-(b)  The information set forth in "THE TENDER OFFER --
Section 10. Conflicts of Interest and Transactions with Affiliates" and "THE TENDER OFFER -- Section 12. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

                 (c)  Not applicable.

Item 5.          Purpose of the Tender Offer and Plans or Proposals of the
                 Bidder.

                 (a)-(b)  The information set forth in "THE TENDER OFFER --
Section 8. Future Plans" and "THE TENDER OFFER -- Section 13. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

                 (c)-(e)  Not applicable.

                 (f)-(g)  The information set forth in "THE TENDER OFFER --
Section 7. Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 6.          Interest in Securities of the Subject Company.

                 (a)-(b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.





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Item 7.          Contracts, Arrangements, Understandings or Relationships with
                 Respect to the Subject Company's Securities.

                 The information set forth in "THE TENDER OFFER -- Section 11. Certain information concerning the Purchaser" and "THE TENDER OFFER - Section
12. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.          Persons Retained, Employed or to be Compensated.

                 The information set forth in "THE TENDER OFFER -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.          Financial Statements of Certain Bidders.

                 The information set forth in "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" and Schedule 2 of the Offer to Purchase is incorporated herein by reference.

Item 10.         Additional Information.

                 (d)      None.

                 (e)-(d)  The information set forth in "THE TENDER OFFER --
Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

                 (e)      None.

                 (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are





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incorporated herein in their entirety by reference.

Item 11.         Material to be Filed as Exhibits.

                 99.(a)(1)   Offer to Purchase dated February 15, 1996.

                 99.(a)(2)   Letter of Transmittal.

                 99.(a)(3)   Cover Letter, dated February 15, 1996, from Devon
                             Associates to Unitholders.

                 99.(b)(1)   Commitment Letter, dated February 13, 1996, among
                             Paine Webber Real Estate Securities Inc. and Devon
                             Associates.

                 99.(c)(1)   Devon Associates Partnership Agreement, dated
                             February 13, 1996, between Cayuga Associates L.P.
                             and Fleetwood Corp.

                 99.(g)(1)   Form 8-K for the Partnership dated January 19,
                             1996.





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                                 Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 15, 1996

                                        DEVON ASSOCIATES
                                        By: Cayuga Associates L.P.


                                            By:  Cayuga Capital Corp.,
                                                 its General Partner


                                            By:  /s/ Michael L. Ashner
                                                 --------------------------
                                                 Name:   Michael L. Ashner
                                                 Title:  President


                                        By: Fleetwood Corp.



                                            By:  /s/ Edward E. Mattner
                                                 --------------------------
                                                 Name:  Edward E. Mattner
                                                 Title: President





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                                 Exhibit Index

                                                                                                             Sequentially
Exhibit No.                                       Description                                                Numbered Page
-----------                                       -----------                                                -------------
99.(a)(1)        Offer to Purchase dated February 15, 1996  . . . . . . . . . . . . . . . . . . . . . . . .

99.(a)(2)        Letter of Transmittal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(a)(3)        Cover Letter, dated February 15, 1996, from Devon Associates to Unitholders  . . . . . . .

99.(b)(1)        Commitment Letter, dated February 13, 1996, among Paine Webber Real Estate Securities
                 Inc. and Devon Associates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(1)        Devon Associates Partnership Agreement, dated February 13, 1996, between Cayuga
                 Associates L.P. and Fleetwood Corp.. . . . . . . . . . .

99.(g)(1)        Form 8-K for the Partnership dated January 19, 1996  . . . . . . . . . . . . . . . . . . .